WF Holding Limited

Lot 3893, Jalan 4D, Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

July 10, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Nicholas O’Leary

Re:	WF Holding Ltd
Draft Registration Statement on Form F-1
Submitted January 24, 2024
CIK No. 0001980210

Ladies and Gentlemen:

We hereby submit the responses of WF Holding Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 20, 2024, providing the Staff’s comments with respect to the Company’s draft Registration Statement on Form F-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form F-1

Cover Page

1.	Please revise to state the number of shares of common stock to be offered. Refer to Item 501(b)(2) of Regulation S-K and Question 227.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response: We will insert the number of ordinary shares to be offered once a price range for the offering is determined. We respectfully advise the Staff that until a price range is determined, we cannot determine the number of shares to be offered.

Prospectus Summary

Our Company, page 1

2.	Please revise to disclose the basis for your claim that you are a leading manufacturer of fiberglass reinforced plastic. Please clarify whether the basis for your leadership is supported by quantitative criteria such as market share by revenues or similar measures.

Response: We have revised the Registration Statement to remove the reference to “leading.”

The Malaysian FRP Market, page 2

3.	Please update disclosure in this section and elsewhere to reflect information as of the date of your prospectus. In this regard, we note that industry and economic information relating to 2023 is discussed in prospective terms (e.g., as “expected” or “projected”).

Response:  The industry and economic information included in the Registration Statement has been updated to reflect most recent data available at this time in accordance with the Staff’s comment.

The Offering, page 8

4.	Your disclosure indicates that the representative’s warrants and shares underlying such warrants are being registered on the registration statement, but also indicates that immediate “piggyback” registration rights exist with respect to the underlying shares. Please revise to reconcile this apparent inconsistency, or advise.

Response: The Company and the underwriter amended the compensation of the underwriter and as a result, the Company will no longer issue warrants to the representative at the closing of the offering. We have deleted the pertaining disclosures from the Registration Statement.

Risk Factors, page 10

5.	Please revise your disclosure throughout this section to describe the specific impacts of identified risks on your business and results of operations to date, rather than presenting such risks as hypothetical, including quantification of amounts where possible. For example, and without limitation, describe your actual experience and related impacts with respect to excess product inventory, product shortages, quality claims, raw material supply and costs, supply chain disruptions, and interruption of delivery services or other business operations.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

6.	Please add risk factor disclosure relating to your dependence on a limited number of customers or suppliers, as appropriate. In this regard, we note disclosure elsewhere that a single customer accounted for 29% of your revenues in 2021. Refer to Item 4 of Form F-1 and Item 3.D of Form 20-F.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

7.	We note disclosure that you will be a controlled company based on the ownership of Lew Capital following the offering. Please revise your risks factors to highlight potential conflicts of interest related to the management roles, controlling shareholding interests, and family relationship of Chee Hoong Lew and Chee Seong Lew.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Developments in the social, political, regulatory and economic environment in Malaysia...., page 17

8.	Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected.

Response: We have revised the Registration Statement to clarify that interest rate increases have not historically affected our operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

9.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: As stated in the Registration Statement, historically we have been able to obtain an adequate supply of raw materials and finished goods used to manufacture our products and have not experienced any shortages of these materials. To date, we have not experienced any supply chain disruptions that have materially impacted our business.

With respect to the two main raw materials used in our products, glass and resin, we believe that these materials are readily available and competitively priced. For glass, there are an abundance of suppliers. The biggest producer is China, but there are also manufacturers in Thailand, Korea, India, Turkey and the United States. For resin, there are four manufacturers in Malaysia, with additional manufacturers in China, Thailand, Vietnam, Taiwan, India, Singapore and the United States. We currently purchase raw materials from suppliers in China and Singapore.

We track our supplier process biweekly, and due to the fact that we do not have long term contracts, all of our quotations are based on the current supply price with a validity of 2 weeks to protect us against price fluctuations. Every time we secure a purchase order, we will immediately place the order for the glass and resin.

As stated in the Registration Statement, no single supplier accounted for more than 10% of our total purchases for the years ended December 31, 2023 and 2022, and due to the availability of numerous alternative raw material suppliers, we do not believe that the loss of any single raw material supplier would have a material adverse effect on our financial condition or results of operations. Furthermore, although we cannot be sure that our sources of supply for our principal raw materials will be adequate in all circumstances, we believe that we can develop alternate sources in a timely and cost-effective manner if our current sources become inadequate.

Term Loans, page 34

10.	Please revise your disclosure to describe material terms of the asset sale agreements over Shariah compliant commodities and the legal charge over Win-Fung’s factory. Additionally revise your related party transactions section to discuss the guarantees and letter of subordination of advances from Win-Fung directors referenced here.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Critical Accounting Policies

Revenue Recognition, page 35

11.	We note the year over year increase in Installation and maintenance service revenue; however, your disclosed revenue recognition policy appears focused only on the accounting for product sales. Please expand your disclosure here, and within your significant account policies (revenue recognition on page F-10) to describe your recognition polices for installation and maintenance agreements.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Business, page 40

12.	Please revise your disclosure to more fully describe the consultation, delivery, installation, and repair and maintenance services that you provide.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Customers, Sales and Marketing, page 44

13.	Please expand your disclosure to describe the current markets for your products and services, clarifying the extent to which your customers are based in Malaysia or elsewhere. Additionally describe your plans to expand into new international markets, referenced elsewhere, including your expected timing, milestones, and material obstacles to overcome.

Response: We have revised the Registration Statement to describe the current markets for our products and services and to clarify the extent to which our customers are based in Malaysia or elsewhere. We have also revised our disclosures regarding our expansion plans to clarify that we do not intend to enter into new international markets, but instead plan to focus on expanding our operations in two of our current markets, Malaysia and Australia.

Government Regulation, page 46

14.	Please revise this section to more closely relate the description of regulation to your business operations, products, and services. Include a description of (i) the material effects of government regulations on your business and (ii) any environmental issues that may affect your utilization of property, plants, and equipment. Refer to Item 4 of Form F-1 and Items 4.B.8 and 4.D of Form 20-F.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Related Party Transactions, page 58

15.	We note references to related party sales, purchases, and rental income and expense. Please revise disclosure in this section to provide the information required by Item 4 of Form F-1 and Item 7.B of Form 20-F. Additionally disclose whether you intend to adopt a policy regarding related party transactions and, if so, describe the material provisions thereof.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

16.	Please file any related party agreement that constitutes a material contract pursuant to Item 601(b)(10) of Regulation S-K as an exhibit to your registration statement.

Response: We will file the related party agreements as exhibits to the Registration Statement when it is publicly submitted to the Commission. We have revised the exhibit list in the Registration Statement to identify the agreements that we plan to file. As stated in the revised disclosures regarding the related party transactions in response to the comment above, some of the related party transactions were made on the basis of individual purchase and sales orders, so no formal agreement exists for some of the transactions.

17.	We note you are registering shares for both a primary and a secondary resale offering. Please revise both prospectuses to address the following.

●	Briefly describe the other offering, including the number of shares, on the cover page of each prospectus;

●	Include an explanatory note that describes both offerings, including any differences in timing and pricing;

●	Revise page 8 of the summary, which currently describes only the primary offering, to also describe the resale offering and amount of shares being sold by the selling shareholders;

●	Provide appropriate risk factor disclosure regarding the potential impacts of the resale offering on the company and investors; and

●	Identify, by footnote or otherwise, the shareholders listed in your table of beneficial ownership who are offering shares in the resale offering.

In addition, please revise the cover page of the resale prospectus to clarify whether the resale offering is conditioned upon the initial public offering and/or Nasdaq listing.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

18.	We note disclosure on pages 68 and 78 indicating that your shareholders have agreed to a six-month lockup, subject to certain exceptions. Please revise your disclosure to discuss the exceptions to the lock-up agreement, clarifying how the resale offering is consistent with the lock-up agreement.

Response:  We have revised the Registration Statement and disclosed the exceptions to the lock-up agreement. In addition, to the knowledge of the Company, certain current shareholders of the Company are in the process of transferring some of their shares to third party individuals and entities. We expect that as a result of the transfers, all or part of the shareholders will not be subject to the lock up arrangement and will be selling shareholders named in the resale prospectus. We will provide the required disclosures regarding the selling shareholders in the Registration Statement as soon as they become available.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin (Qixiang) Sun of Bevilacqua PLLC at 202-869-0888 (ext. 101).

Sincerely,

WF Holding Limited

By:	/s/ Chee Hoong Lew
Chee Hoong Lew
Chief Executive Officer

cc: Kevin (Qixiang) Sun, Esq.

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